

O'MELVENY & MYERS LLP

BEIJING

BRUSSELS

CENTURY CITY

HONG KONG

LONDON

LOS ANGELES

NEWPORT BEACH

1625 Eye Street, NW
Washington, D.C. 20006-4001

TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
www.omm.com

NEW YORK

SAN FRANCISCO

SHANGHAI

SILICON VALLEY

SINGAPORE

TOKYO

April 10, 2012

OUR FILE NUMBER
923360-001

WRITER'S DIRECT DIAL
(202) 383-5418

WRITER'S E-MAIL ADDRESS
mdunn@omm.com

VIA FEDEX AND EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attention: Mr. Duc Dang
100 F Street, NE
Washington, DC 20549

> Re: *Fundrise 1351 H Street, LLC ("Fundrise" or the "Company")*
> *Amendment No. 2 to Regulation A Offering Statement on*
> *Form 1-A Filed December 9, 2011*
> *File No. 024-10313*

Dear Mr. Dang:

We are responding to comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") by email dated March 30, 2012 regarding Fundrise's Regulation A Offering Statement on Form 1-A referenced above. For your convenience, Fundrise's responses are prefaced by the Staff's corresponding comment in italicized text.

Unless stated otherwise, the terms "we", "us", "our", "Fundrise", "Company", "Management", or similar terms collectively refer to Fundrise 1351 H Street, LLC.

Part II

Item 1. Cover Page

Description of the Company's Business, page 14

1. *We note that your measurement of 5,380 gross square feet includes the basement, the patio and the garage. Please revise the disclosure to clarify whether your measurement of square footage, for purposes of your $27.88 rent per square foot assumption, is calculated in the same manner as the Loopnet "rentable SF" market data provided in the table.*

> **Response:** In response to the Staff's comment, Fundrise has revised its response to Item 1 to clarify that its measurement of square footage, for purposes of its $28.46 per square foot

assumption, is calculated in a similar manner as the Loopnet "rentable SF" market data provided in the table.

2. *You incorporate a 10-year lease life in your calculation. Please include a risk factor addressing the typical success rate for new restaurants or advise.*

> **Response:** In response to the Staff's comment, Fundrise has revised its response to Item 1 to include a risk factor addressing the typical success rate for new restaurants.

Dilution, page 21

3. *Please revise your disclosure to reflect 3,250 units being sold in this offering. Also, please tell us, and consider disclosing in tabular format, how you calculated the adjusted net tangible book value of $870,620 and the book value per membership interest of $60.49, as well as the increase and decrease in net tangible book value for existing and new investors, respectively.*

> **Response:** In response to the Staff's comment, Fundrise has revised the disclosure concerning dilution to reflect 3,250 units being sold in this offering and included the dilution calculations in a tabular format. After deducting the estimated offering expenses payable by Fundrise, its as adjusted net tangible book value as of December 31, 2011 would have been approximately $695,620, which is a sum of year-end Stockholder Equity of $420,620 plus $275,000 in funds raised, net of offering expenses.

Index to Financial Statements, page 34

4. *We note that you included the balance sheet of Fundrise Fund LLC as of October 31, 2011. Please tell us the fiscal year end of Fundrise Fund LLC and update the balance sheet as necessary. For reference, see Part F/S of Form 1-A.*

> **Response:** In response to the Staff's comment, Fundrise has updated the balance sheet as of December 31, 2011, which is the fiscal year end of Fundrise Fund LLC.

Notes to Financial Statements, page 8

Note 1. Organization, page 8

5. *Please revise your disclosure to reflect that now only 3,250 Class B units are being offered for sale.*

> **Response:** In response to the Staff's comment, Fundrise's independent auditor, Reznick Group P.C., has revised Note 6 to the Audited Financial Statements to reflect that subsequent to the audit, the Manager, pursuant to the authority granted to it by Fundrise's Operating Agreement, limited the size of the Offering to 3,250 Class B Membership Units.

> Fundrise respectfully believes that it is not necessary to revise Note 1 to the Financial Statements as requested by the Staff. As of the date of the audit, December 31, 2011,

Fundrise had authorized the sale of up to 5,000 Class B membership units. Subsequent to the completion of the audit, the Manager, pursuant to the authority granted to it in Fundrise's Operating Agreement, determined that it was in the best interests of the Fundrise to offer for sale less than the 5,000 Class B membership units that had been authorized. The decision to limit the current offering to 3,250 Class B membership units does not change the fact that Fundrise has authorized for sale up to 5,000 Class B membership units. Accordingly, Fundrise believes that the statement of fact contained in Note 1 to the Financial Statements (i.e., that the Company has authorized up to 5,000 Class B membership units to be sold) remains true and accurate.

Part III -- Exhibits, page 38

6. *Please revise to include the consent of your independent auditor. For reference, see Part III, Item 2(10) of Form 1-A.*

Response: In response to the Staff's comment, Fundrise has requested the consent of its independent auditor. Fundrise hereby undertakes to supplementally provide such consent to the Staff as soon as it become available.

* * * * *

We appreciate the Staff's comments and request the Staff contact Bjorn J. Hall of O'Melveny & Myers LLP at (202) 383-5415 or (202) 383-5414 (facsimile) or the undersigned at (202) 383-5418 or (202) 383-5414 (facsimile) with any questions or comments regarding this letter.

Sincerely,

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Benjamin S. Miller
        Manager, Fundrise Fund Manager, LLC

        Daniel S. Miller
        Manager, Fundrise Fund Manager, LLC

        Bjorn J. Hall